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SECURITIES
W

12012271

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OBD Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. Michigan Avenue, Suite 3700
(No. and Street)

Chicago	**IL**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Travis **312-768-1643**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Travis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBD Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

General Counsel

Title

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013
OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS

Notary Public

January 27, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
OBD SECURITIES LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of OBD SECURITIES LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OBD SECURITIES LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 17, 2012

OBD SECURITIES LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	7,051,231
Receivable from clearing brokers		2,979,325
Other assets		10,000
Total assets	$	10,040,556
Liabilities and Member's Equity		
Liabilities	$	-
Member's Equity		10,040,556
Total liabilities and member's equity	$	10,040,556

See Notes to Statement of Financial Condition.

OBD SECURITIES LLC

Notes to Statement of Financial Condition

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: OBD SECURITIES LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the CBOE Stock Exchange, LLC (CBSX). The Company is a wholly-owned subsidiary of TEZA GROUP LLC (the Parent).

The Company was organized on January 19, 2010 and became effective as a registered broker-dealer on August 3, 2010. The Company's primary business operations will include buying and selling securities for its own account. As of December 31, 2011, the Company has not commenced trading. The Company does not have customers and does not clear trades or hold funds or securities for other individuals or entities. The Company maintains clearing relationships with ABN AMRO Clearing Chicago LLC and Cantor Fitzgerald LLC.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns.

For the year ended December 31, 2011, management has determined that there are no material uncertain tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current tax year and prior three tax years.

Recent accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Receivable from Clearing Brokers

At December 31, 2011, receivable from clearing brokers represents cash on deposit.

Note 3. Fair Value Measurement and Derivative Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

As of and for the year ending December 31, 2011, the Company had no financial instruments categorized as Level 1 or Level 2 of the fair value hierarchy.

At December 31, 2011, other assets consist of a Joint Back Office investment (JBO investment) in the preferred stock of one of the firms that the Company has a clearing relationship with for which there is no exchange or independent, publicly quoted market. Management has estimated the fair value of the JBO investment based on the redeemable par value of the preferred stock, which may differ significantly from the value that would have been used had a ready market existed for such equity investments. The fair value of this JBO investment as of December 31, 2011 is $10,000. This financial instrument is classified as Level 3 in the fair value hierarchy.

The Company assesses the levels of investments at each measurement date and transfers between fair value hierarchy levels are recognized by the Company at the end of each report period.

Note 4. Related-Party Transactions

The Parent has entered into Investment Agreements with third parties whereby the third parties entered into a loan with the Parent in the amount of $25,000,000. Pursuant to the agreements, should the Parent default on the loan, the Company may be responsible to repay the third parties. The Parent amended these agreements with third parties during the year as it relates to the Company. The amendment describes, among other things, that these third parties will not exercise certain rights against the Company if it will cause the Company to violate SEC's net capital rules. At December 31, 2011, the total outstanding principal balance of the loans was $22,597,889 with maturity dates of June and August 2012.

Also, pursuant to those Investment Agreements, the Company has entered into intellectual property security agreements with the third parties whereby the Company has granted a security interest in certain of its property and assets including any intellectual property to secure the performance of the Parent and the Company under the Investment Agreements. The Company currently expects the risk of future loss under these Investment Agreements to be remote and no accruals were deemed necessary at December 31, 2011.

Note 5. Concentration of Credit Risk

The Company conducts business with two broker-dealers for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at a financial institution located in the United States and in other countries. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

Note 7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as defined and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. Net capital changes from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of $10,030,556 and $100,000, respectively, and its net capital ratio was 0 to 1. The minimum net capital requirements may effectively restrict the payment of distributions.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and noted the following:

The Company began its trading activities during January 2012.

OBD SECURITIES LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.